SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Wells
2	Reason for the notification
a)	Position/status	Group Chief Executive (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition of shares through the Prudential Group Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£17.93	10
d)	Aggregated information - Aggregated volume - Price	10 £17.93
e)	Date of the transaction	2017-07-10
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Foley
2	Reason for the notification
a)	Position/status	Executive Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition of shares through the Prudential Group Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£17.93	10
d)	Aggregated information - Aggregated volume - Price	10 £17.93
e)	Date of the transaction	2017-07-10
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolaos Nicandrou
2	Reason for the notification
a)	Position/status	Chief Financial Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition of shares through the Prudential Group Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£17.93	11
d)	Aggregated information - Aggregated volume - Price	11 £17.93
e)	Date of the transaction	2017-07-10
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Julian Adams
2	Reason for the notification
a)	Position/status	Group Regulatory and Government Relations Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition of shares through the Prudential Group Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£17.93	12
d)	Aggregated information - Aggregated volume - Price	12 £17.93
e)	Date of the transaction	2017-07-10
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Raghunath Hariharan
2	Reason for the notification
a)	Position/status	Director of Strategy and Capital Market Relations (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition of shares through the Prudential Group Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£17.93	11
d)	Aggregated information - Aggregated volume - Price	11 £17.93
e)	Date of the transaction	2017-07-10
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jonathan Oliver
2	Reason for the notification
a)	Position/status	Group Communications Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition of shares through the Prudential Group Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£17.93	9
d)	Aggregated information - Aggregated volume - Price	9 £17.93
e)	Date of the transaction	2017-07-10
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alan Porter
2	Reason for the notification
a)	Position/status	Group General Counsel and Company Secretary (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition of shares through the Prudential Group Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£17.93	12
d)	Aggregated information - Aggregated volume - Price	12 £17.93
e)	Date of the transaction	2017-07-10
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Wells
2	Reason for the notification
a)	Position/status	Group Chief Executive (PDMR)
b)	Initial notification /Amendment	Amendment to prior notification (RNS Number: 5947G) to correct an administrative error in relation to the number of ADRs acquired
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipt ("ADR") GB0007099541
b)	Nature of the transaction(s)	Acquisition of ADRs in respect of dividends accruing to deferred share awards under the Prudential Annual Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD 45.27	1,060
d)	Aggregated information - Aggregated volume - Price	1,060 USD 45.27
e)	Date of the transaction(s)	2017-05-26
f)	Place of the transaction(s)	New York Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Barry Stowe
2	Reason for the notification
a)	Position/status	Executive Director (PDMR)
b)	Initial notification /Amendment	Amendment to prior notification (RNS Number: 5947G) to correct an administrative error in relation to the number of ADRs acquired
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipt ("ADR") GB0007099541
b)	Nature of the transaction(s)	Acquisition of ADRs in respect of dividends accruing to deferred share awards under the Prudential Annual Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD 45.27	2,416
d)	Aggregated information - Aggregated volume - Price	2,416 USD 45.27
e)	Date of the transaction(s)	2017-05-26
f)	Place of the transaction(s)	New York Stock Exchange

Additional information

Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Contact

Anne Olayinka, Trainee Company Secretarial Assistant, +44 (0)20 7548 3931

Jennie Webb, Share Plans Manager, +44 (0)20 7548 2027

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 July 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Chris Smith

Chris Smith
Deputy Company Secretary